# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PMV Pharmaceuticals, Inc., CIK 0001699382
CUSIP: 69353Y103
Title of class of securities: Common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 400 Alexander Park Drive, Suite 301, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-25-005584
Filed by CIK 0001482416

## Reporting persons
- Sio Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,735,396; sole dispositive power 0; shared dispositive power 3,735,396; aggregate amount beneficially owned 3,735,396 (7.19% of the class)
  Comment: 1 As of June 30, 2025, Sio Capital Management, LLC beneficially owned 3,735,396 shares of Common Stock with shared voting power and shared dispositive power.
  
  2 Based on 51,952,680 shares of common stock outstanding as of May 9, 2025, as reported in the Issuer's Form 10-K filed with the SEC on March 3, 2025.

## Item 1. Issuer
Name of issuer: PMV Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 400 Alexander Park Drive, Suite 301, Princeton, NJ, 08540

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of Sio Capital Management, LLC (the "Reporting Person" or "Sio")

Sio is a registered investment adviser to certain affiliated funds that directly hold the shares of Common Stock to which this statement relates for the benefit of their respective investors, and in such capacity Sio has voting and dispositive power over such shares.
Address of principal business office or, if none, residence: 600 Third Avenue, 2nd Floor New York, New York 10016
Citizenship: Sio is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,735,396
Percent of class: 7.19%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,735,396 - Refer to footnote 3
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
3,735,396 - Refer to footnote 3

3 Sio and Sio GP, LLC (the "GP") act as investment advisor and general partner, respectively, to various clients that are the record owners of the Common Stock reported on this Schedule 13G. Because Sio's investment discretion with respect to such clients is subject to oversight by the GP, the GP may be deemed to be the beneficial owner of the Common Stock of the Issuer owned by such clients. In addition, both Sio and the GP are controlled by Michael Castor. As such, he may be deemed to control the voting and dispositive decisions with respect to, and therefore be the beneficial owner of, the shares of Common Stock reported on this Schedule 13G. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by the GP or Michael Castor that such person is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sio Capital Management, LLC: /s/ Jin W. Lee, Chief Compliance Officer (08/13/2025)